Exhibit 99.1

May 13, 2021

Globant Reports 2021 First Quarter Financial Results

Strong Start to the Year

First quarter revenues of $270.2 million, up 41.0% year-over-year

IFRS Diluted EPS of $0.53 for the first quarter

Non-IFRS Diluted EPS of $0.83 for the first quarter

Luxembourg / May 13, 2021 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2021.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First Quarter 2021 Financial Highlights

•	Revenues rose to $270.2 million, representing 41.0% year-over-year growth compared to the first quarter of 2020.
•	IFRS Gross Profit margin was 38.2% compared to 37.7% in the first quarter of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.6% compared to 39.5% in the first quarter of 2020.
•	IFRS Profit from Operations Margin was 11.2% compared to 9.8% in the first quarter of 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.6% compared to 15.6% in the first quarter of 2020.
•	IFRS Diluted EPS was $0.53 compared to $0.35 in the first quarter of 2020.
•	Non-IFRS Adjusted Diluted EPS was $0.83 compared to $0.59 in the first quarter of 2020.[1]

Other Metrics as of and for the quarter ended March 31, 2021

•	Cash and cash equivalents and Short-term investments totaled $195.6 million as of March 31, 2021, a decrease of $102.6 million, from $298.2 million as of December 31, 2020, driven by repayment of our credit facility, M&A payments, investments, payments of bonus and taxes. As of March 31, 2021, our credit facility was fully undrawn.
•	Globant completed the first quarter of 2021 with 17,267 Globers, 16,284 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2021 was as follows: 63.1% from North America (top country: US), 23.6% from Latin America and others (top country: Chile), 12.0% from Europe (top country: Spain) and 1.3% from Asia (top country: Japan).

1 Non IFRS Adjusted Diluted EPS for both periods presented in this line item reflects the tax impact of non IFRS adjustments. For more information, refer to the reconciliations between non IFRS financial measures and IFRS operating results at the end of thi s press release. Excluding the tax impact, our non IFRS Adjusted Diluted EPS for the first quarter of 2021 was $0.90, compared to $0.64 in the first quarter of 2020.

•	In terms of currencies, 77.7% of Globant’s revenues for the first quarter of 2021 were denominated in US dollars.
•	During the twelve months ended March 31, 2021, Globant served a total of 860 customers and continued to increase its wallet share, having 139 accounts with more than $1 million of annual revenues, compared to 112 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2021 represented 10.5%, 28.4% and 41.0% of revenues, respectively.

"The increased adoption of digital technologies in all processes of our personal and professional lives is opening up exciting opportunities for our sector, in parallel with increasingly optimistic macroeconomic predictions,” said Martín Migoya, Globant’s CEO and co-founder. “This quarter, we brought in the highest year-over-year growth since we became a public company; showing that our customers continue to trust us for their future challenges. We will keep on reinforcing our digital and cognitive capabilities with new Studios, such as the recently launched Smart Venues and Digital Sales, to expand our future-centric approach. Our goal is to reinvent the industry, and we will continue scaling our business towards that vision."

"Our business in 2021 started on a very strong note. Revenues for Q1 were $270.2 million, representing a solid 41% year over year growth. This solid robust growth was driven by a very strong organic performance. We are also very satisfied with our acquisitions over the last twelve months and the synergies that we are achieving. Our revenues and earnings per share exceeded our expectations, with adjusted operating margins towards the upper part of our guidance range. The COVID-19 pandemic is still ongoing and remains challenging in LATAM and India where the majority of our delivery personnel are located, but we are encouraged by the ongoing positive trend in our bookings and revenues," explained Juan Urthiague, Globant’s CFO.

2021 Second quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2021:

•	Second quarter 2021 Revenues are estimated to be at least $283 million, or 54.9% year over year growth.
•	Second quarter 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5%-17%.
•	Second quarter 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.84 (assuming an average of 41.4 million diluted shares outstanding during the second quarter). [2]
•	Fiscal year 2021 Revenues are estimated to be at least $1,135 million, or 39.4% year over year growth.
•	Fiscal year 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5%-17%.
•	Fiscal year 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $3.37 (assuming an average of 41.6 million diluted shares outstanding during 2021).[2]

2 Our Non IFRS Adjusted Diluted EPS calculation now also includes the tax impact of non-IFRS adjustments.

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the first quarter 2021 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F1Q21EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 17,250 employees and we are present in 18 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related expenses and the related effect on income taxes of the pre-tax adjustments. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2021 and December 31, 2020 and its condensed interim consolidated statement of comprehensive income for the three months ended March 31, 2021 and 2020, prepared in accordance with International Accounting Standard (“IAS”) 34, "Interim Financial Reporting".

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges and COVID-19 related expenses. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2021	March 31, 2020
Revenues	270,170	191,572
Cost of revenues	(166,973)	(119,369)
Gross profit	103,197	72,203

Selling, general and administrative expenses	(71,891)	(51,872)
Net impairment losses on financial assets	(1,099)	(1,617)
Other operating income	11	—
Profit from operations	30,218	18,714

Finance income	323	256
Finance expense	(2,612)	(2,455)
Other financial results, net	871	2,717

Other income and expenses, net	38	16
Profit before income tax	28,838	19,248

Income tax	(7,171)	(6,078)
Net income for the period	21,667	13,170

- Exchange differences on translating foreign operations	(1,724)	(2,104)
- Net change in fair value on financial assets measured at fair value through other comprehensive income ("FVOCI")	—	(114)
- Gains and losses on cash flow hedges	170	(2,069)
Total comprehensive income for the period	20,113	8,883

Net income attributable to:
Owners of the Company	21,667	13,170
Net income for the period	21,667	13,170

Total comprehensive income for the period attributable to:
Owners of the Company	20,113	8,883
Total comprehensive income for the period	20,113	8,883
Earnings per share
Basic	0.54	0.36
Diluted	0.53	0.35
Weighted average of outstanding shares (in thousands)
Basic	39,899	37,008
Diluted	41,157	38,093

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2021 and December 31, 2020

(In thousands of U.S. dollars, unaudited)

	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	148,832	278,939
Investments	46,801	19,284
Trade receivables	262,705	196,020
Other assets	2,259	8,146
Other receivables	40,476	31,633
Other financial assets	831	1,577
Total current assets	501,904	535,599

Non-current assets
Trade Receivables	4,240	5,644
Investments	823	615
Other assets	5,084	6,954
Other Receivables	11,451	9,629
Deferred tax assets	41,111	41,507
Investment in associates	3,154	3,154
Other financial assets	19,121	15,147
Property and equipment	100,914	101,027
Intangible assets	88,899	86,721
Right-of-use assets	98,224	90,010
Goodwill	430,959	392,760
Total non-current assets	803,980	753,168
TOTAL ASSETS	1,305,884	1,288,767

LIABILITIES
Current liabilities
Trade payables	28,409	35,266
Payroll and social security taxes payable	118,730	111,881
Borrowings	1,203	907
Other financial liabilities	43,008	19,822
Lease liabilities	15,690	15,358
Tax liabilities	11,320	11,804
Income tax payable	16,287	10,511
Other liabilities	449	81
Total current liabilities	235,096	205,630

Non-current liabilities
Trade payables	4,107	5,240
Borrowings	31	25,061
Other financial liabilities	50,685	74,376
Lease liabilities	77,556	72,240
Deferred tax liabilities	13,695	13,698
Provisions for contingencies	14,826	12,583
Total non-current liabilities	160,900	203,198
TOTAL LIABILITIES	395,996	408,828

Capital and reserves
Issued capital	47,906	47,861
Additional paid-in capital	550,948	541,157
Other reserves	(4,228)	(2,674)
Retained earnings	315,262	293,595
Total equity attributable to owners of the Company	909,888	879,939
TOTAL EQUITY AND LIABILITIES	1,305,884	1,288,767

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2021	March 31, 2020
Reconciliation of adjusted gross profit
Gross Profit	103,197	72,203
Depreciation and amortization expense	2,801	2,290
Share-based compensation expense	1,015	1,121
Adjusted gross profit	107,013	75,614
Adjusted gross profit margin	39.6%	39.5%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(71,891)	(51,872)
Depreciation and amortization expense	9,838	4,894
Share-based compensation expense	7,682	5,158
Acquisition-related charges (a)	2,634	2,758
Adjusted selling, general and administrative expenses	(51,737)	(39,062)
Adjusted selling, general and administrative expenses as % of revenues	(19.1)%	(20.4)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	30,218	18,714
Share-based compensation expense	8,697	6,279
Acquisition-related charges (a)	6,074	3,162
COVID-19-related charges (b)	—	1,716
Impairment of assets	(11)	—
Adjusted Profit from Operations	44,978	29,871
Adjusted Profit from Operations margin	16.6%	15.6%

Reconciliation of Net income for the period
Net income for the period	21,667	13,170
Share-based compensation expense	8,697	6,279
Acquisition-related charges (a)	6,653	3,217
COVID-19-related charges (b)	—	1,716
Impairment of assets	(11)	—
Tax effect of non-IFRS adjustments	(2,759)	(1,933)
Adjusted Net income	34,247	22,449
Adjusted Net income margin	12.7%	11.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	34,247	22,449
Diluted shares	41,157	38,093
Adjusted Diluted EPS	0.83	0.59

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers' businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Total Employees	12,538	12,333	14,340	16,251	17,267
IT Professionals	11,755	11,573	13,436	15,290	16,284

North America Revenues %	74.5	72.8	70.0	65.9	63.1
Latin America and Others Revenues %	19.5	20.8	22.4	24.3	23.6
Europe Revenues %	6.0	6.4	7.6	9.8	12.0
Asia Revenues %					1.3

USD Revenues %	86.8	87.0	84.5	85.8	77.7
Other Currencies Revenues %	13.2	13.0	15.5	14.2	22.3

Top Customer %	11.7	10.7	10.8	10.7	10.5
Top 5 Customers %	29.1	31.9	32.2	30.0	28.4
Top 10 Customers %	41.0	44.9	45.0	42.9	41.0

Customers Served (Last Twelve Months)	876	805	893	798	860
Customers with >$1M in Revenues (Last Twelve Months)	112	113	118	129	139

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant